

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

January 3, 2013

Via E-mail
Mr. Wilson Ferreira, Junior
Chief Executive Officer
CPFL Energia, S.A.
Rua Gomes de Carvalho, 1510, 14th floor, Suite 142
CEP 04547-005 Vila Olìmpia - São Paulo
São Paulo, Federative Republic of Brazil

> Re: **CPFL Energia, S.A.**
> **Form 20-F for Fiscal Year Ended December 31, 2011**
> **Filed March 30, 2012**
> **File No. 001-32297**

Dear Mr. Ferreira:

We have reviewed your response dated October 29, 2012 and have the following additional comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

Consolidated Financial Statements, page F-1

Note 14.4 Business Combination (CPFL Renováveis), page F-34

1. We note your response to comment 3 in our letter dated September 28, 2012 and your disclosure on page F-34 which states that the amount of the consideration transferred in this transaction was R$773,413, which corresponds to the 54.5% of ERSA. Please tell us whether the R$773,413 consideration was in addition to the contribution of SMITA in Stage 3 and whether it was a cash contribution. Please tell us how the R$773,746 was recorded and the basis for your accounting. Also, please tell us how the consideration transferred factors into your accounting for this transaction as a reverse acquisition. Refer to paragraphs B 19 and 20 of IFRS 3.

2. We note your disclosure in the second paragraph of this footnote on page F-34 and in your response to comment 5 in our letter dated September 29, 2012 which states that the equity of CPFL Renováveis increased by R$384,196 due to a capital contribution made by CPFL Geração and CPFL Brasil and that this capital contribution was in addition to the R$596,631 of the net equity of SMITA. Please tell us how the R$384,196 capital contribution was recorded and where it is reflected in your table on page F-35.

3. Please reconcile the amounts disclosed in Note 14.4 for this transaction to amounts presented in your Statement of Stockholders' Equity under the caption "Business Combination – CPFL Renováveis".

4. We note your response to comment 7 in our letter dated September 28, 2012. In your response you state that the put option's terms provide that the non-controlling shareholders have the right to put their shares in CPFL Renováveis to you in exchange for shares of CPFL Energy in the event you do not carry out an IPO of CPFL Renováveis by August 24, 2013. We also note that you have the sole discretion to choose whether to buy the shares by paying in cash, issuing your own shares or a combination of both. We further note that you did not recognize a financial liability since you hold the option to settle the obligation to buy the shares with your own equity instruments. Also, based on your description, the number of shares that you would have to issue to satisfy the terms of the put option are not fixed but will be determined based on the fair values of each share of CPFL Renováveis and each share of CPFL Energy at the time the put option is exercised. We have the following comments:

    •   Please tell us whether you determined that the put option is a financial liability and if so, whether it meets the criteria in subparagraph (b)(i) or (b)(ii) of the definition of a financial liability in paragraph 11 of IAS 32, or, whether you determined that it is an equity instrument pursuant to paragraph 16 of IAS 32. Please be detailed in your response. If you have determined that the put option meets the definition of a financial liability, please tell us whether it meets the criteria in paragraphs 16A and 16B or 16C and 16D of IAS 32 and is classified as an equity instrument on that basis. If you believe that these criteria have been met, please provide us with your analysis of how each criterion has been satisfied.

    •   Your response states that the put option is not considered a derivative within the definition of IAS 39 since the exercise price of the option is fair value and it is not leveraged and its fair value would always be zero. Please further explain what is meant by this sentence. In doing so, please tell us the terms by which you are obligated to acquire the interests of the non-controlling shareholders if CPFL Renováveis fails to complete the IPO by August 24, 2013. Please provide us with a detailed analysis as to why you do not believe the put option is a derivative. Refer to paragraph 9 of IAS 39.

- Please tell us what consideration you gave to the variable and potentially unlimited number of shares to be issued to satisfy the put option in your analysis of whether the put option is a derivative.

- Please also refer to paragraphs 17 through 27 of IAS 32 and tell us the consideration you gave to the guidance contained therein.

You may contact Sondra Snyder, Staff Accountant, at (202) 551-3332 or Yong Kim, Staff Accountant, at (202) 551-3323 if you have questions regarding our comments. Please contact me at (202) 551-3737 with any other questions.

Sincerely,

/s/ Jennifer Thompson

Jennifer Thompson
Accounting Branch Chief

cc: Lorival Luz, Chief Financial Officer
Antonio Carlos Bassalo, Accounting Director
Sergio Felice, Accounting Manager
CPFL Energia, S.A.